January 6, 2006

VIA EDGAR AND UPS

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0309

Attn: Barry Stem and Carmen Moncada-Terry

Re: CNX Gas Corporation Registration Statement on Form S-1 Filed August 12, 2005 File No. 333-127483, as amended by Amendment No. 1 to the Form S-1 as filed on September 28, 2005, as further amended by Amendment No. 2 to the Form S-1 as filed on October 27, 2005, as further amended by Amendment No. 3 to the Form S-1 as filed on November 29, 2005 and as further amended by Amendment No. 4 to the Form S-1 filed on December 16, 2005

Ladies and Gentlemen:

At the request of CNX Gas Corporation (“CNX Gas” or the “Company”) and on behalf of the Company, we are transmitting the Company’s responses, which we have attached hereto as Exhibit A, to the Staff’s inquiries raised in the telephone conversation between the Company and the Staff on December 29, 2005. Please note that the information provided on Exhibit A in response to the Staff’s comments has been supplied by the Company and relate to accounting matters. If you need additional information with respect to the above response it may be helpful for the Staff to speak directly to the Company’s financial officers, which we would be happy to facilitate. If you have any other questions regarding this letter please direct them to me at (412) 562-8811 or Lewis U. Davis at (412) 562-8953 of this office.

Sincerely,

/s/    Jeremiah G. Garvey

Jeremiah G. Garvey

cc:	Nicholas J. DeIuliis

Stephen W. Johnson, Esq.

P. Jerome Richey, Esq.

Mark Zvonkovic, Esq.

Lewis U. Davis, Jr., Esq.

Lily Dang

EXHIBIT A

1.	You requested that the Company review Note 17, Supplemental Gas Data, found on page F-39 of Amendment No. 4 of the Registration Statement. As a result of this review, the Company will amplify its disclosure in accordance with Statement of Financial Accounting Standard No. 69 to include the phrases, “Substantially all of our capitalized costs are related to proved properties” and, “Substantially all of our acquisition costs are related to proved properties”.

2.	You have also requested that the Company explain the difference between Note 17, Supplemental Gas Data, found on page F-39 of Amendment No. 4 of the Registration Statement with the disclosure made by CONSOL Energy, Inc. on page 140 of CONSOL Energy’s 2004 Form 10-K in Note 32, Supplemental Gas Data.

Under the caption “Capitalized Costs”, there is a difference of $6,596 in Net Capitalized Costs between the two companies. Although the Company makes the statement on page 5 of Registration Statement that “As a part of our separation from CONSOL Energy, CONSOL Energy transferred to CNX Gas various subsidiaries and joint venture interests as well as all of CONSOL Energy’s ownership rights to CBM and natural gas and certain related surface rights”, there were certain surface interests and other property rights that were retained by CONSOL Energy and not conveyed to CNX Gas such as FAS 143 assets associated with well plugging, none of which are material to the business and operations of CNX Gas.

Under the caption “Results of Operations”, reflected on page F-40 of Amendment No. 4 of the Registration Statement and as disclosed by CONSOL Energy in its Form 10-K in Note 32, the differences between the two tables results from the different bases of presentation for the information. The carve-out financial statements were prepared by CNX Gas as a stand alone entity. The CONSOL Energy table was prepared on the basis that the gas segment was part of its consolidated financial statements. Accordingly, the data contained in that table excludes revenues and expenses eliminated in consolidation as well as costs allocated to its gas business based on its internal methods of cost allocation.

The separate carve-out financial statements of CNX Gas include all related party revenues (e.g. sales of gas to CONSOL Energy which were eliminated in consolidation for purposes of CONSOL Energy’s 10-K reporting). Likewise, pursuant to the SEC’s guidance for the basis of carve-out financial statements, expenses allocated by CONSOL Energy to CNX Gas for purposes of preparing the carve-out financial statements differed from those expenses allocated in its 10-K reporting. Additionally, the effective tax rate used by CNX Gas in the Registration Statement differs from that used by CONSOL Energy in its 10-K. The financial statements in the Registration Statement assumes a stand alone taxpayer rather than allocating the consolidated effective rate for the information included in CONSOL Energy’s 10-K filing.

Because CONSOL Energy is the majority shareholder of CNX Gas and appropriately includes CNX Gas in its consolidated financial statements, certain modifications were required to accurately disclose to the reader of CNX Gas’ stand alone financial statements the results of its operations. The Company believe the disclosures made by CNX Gas in the Registration Statement, as well as those made by CONSOL Energy in its 2004 Form 10-K, are correct.